UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934


                                 AMENDMENT NO. 6



                                   AROC INC.
--------------------------------------------------------------------------------
                       (Name of Subject Company (issuer))

                                   AROC INC.
--------------------------------------------------------------------------------
                 (Names of Filing Persons, issuer and offeror)


                   Common Stock - $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00204J102
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                     (CUSIP Number of Class of Securities)

                               Frank A. Lodzinski
                     President and Chief Executive Officer
   AROC Inc.; 4200 East Skelly Drive, Suite 1000; Tulsa, Oklahoma 74135
                                 (918)491-1100
--------------------------------------------------------------------------------
     (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:

                                  Karen Bryant
                           Jenkens and Gilchrist, P.C.
                           1100 Louisiana, Suite 1800
                                Houston, TX 77002

                            Calculation of Filing Fee

         Transaction valuation*                     Amount of filing fee
               $2,294,003                                  $458.80

     *For purposes of calculating the amount of filing fee only. The amount assumes the purchase of 38,233,383 shares of common stock, par value $0.001 per share, of AROC Inc. at a price per share of $0.06. Such number of shares represents 55,278,837 shares of AROC's shares of common stock outstanding as of March 1, 2001, less 17,045,454 shares beneficially held by MPAC Energy, LLC.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

              Amount Previously Paid:       $458.80
                                       -----------------------------------------
              Form or Registration No.:     Schedule TO
                                         ---------------------------------------
              Filing Party:                 AROC INC.
                             ---------------------------------------------------
              Date Filed:                   5/14/2001
                           -----------------------------------------------------

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

       | |    third-party tender offer subject to rule 14(d)-1.
       |X|    issuer tender offer subject to rule 13e-4.
       |X|    going-private transaction subject to Rule 13e-3.
       | |    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: | |

                            INTRODUCTORY STATEMENT


     This Amendment No.6 amends the Schedule TO filed with the Securities and Exchange Commission on March 14, 2001, as amended, relating to our offer to purchase shares of our common stock, par value $0.001 per share, to attach a press release dated July 19, 2001 relating to the tender offer as Exhibit 99.5.


Item 4.       Terms of the Transaction.

The information set forth under "The Tender Offer" in the Offer to Purchase is incorporated herein by reference.

Item 12.      Exhibits.

4.1       Offer to Purchase.+

4.2       Letter of Transmittal.+

4.3       Notice of Guaranteed Delivery.+

4.4       Letter  to  Brokers,   Dealers,   Banks,  Trust  Companies  and  other
          Nominees.+

4.5 Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.+

4.6       Letter to Shareholders from the Company.+

4.7 Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.+

4.8 Instructions with Respect to the Offer to Purchase for Cash Any and All Outstanding Shares of AROC Inc.+

5.1 Opinion of Randall & Dewey, Inc. relating to the fair market value of AROC's assets dated April 16, 2001 (included as Appendix A to the Offer to Purchase, which is attached to this Schedule TO as Exhibit 4.1, and incorporated by reference).+

10.19 Severance Agreement and Mutual Release dated as of April 11, 2001 between John A. Keenan, AROC Inc., MPAC Energy, LLC and EnCap Investments LLC**

10.20 Severance Agreement and Mutual Release dated as of April 11, 2001 between Paul R. Fenemore, AROC Inc., MPAC Energy, LLC and EnCap Investments LLC**

10.21 Severance Agreement and Mutual Release dated as of April 11, 2001 between Francis M. Munchinski, AROC Inc., MPAC Energy, LLC and EnCap Investments LLC**

10.22 Severance Agreement and Mutual Release dated as of April 11, 2001 between Robert E. Shulte, AROC, Inc., MPAC Energy, LLC and EnCap Investments LLC**

23.1      Consent of Lee Keeling & Associates, Inc.**

99.1      Text of Press Release dated June 8, 2001.+

99.2      Text of Press Release dated June 26, 2001.+

99.3      Summary of Lee Keeling &  Associates,  Inc.  report,  as of January 1,
          2001.**


99.4      Text of Press Release dated July 5, 2001.+

99.5      Text of Press Release dated July 19, 2001.*


*  Filed herewith
** Incorporated by reference to the same exhibit no. filed with AROC's Form 10-Q for the quarterly period ended March 31, 2001.
+  Previously filed

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 20, 2001                          AROC Inc.




                                           By: /s/ Frank A. Lodzinski
                                           -------------------------------------
                                           Frank A. Lodzinski
                                           President and Chief Executive Officer

                                  EXHIBIT INDEX



Exhibit       Exhibit Name

4.1       Offer to Purchase.+

4.2       Letter of Transmittal.+

4.3       Notice of Guaranteed Delivery.+

4.4       Letter  to  Brokers,   Dealers,   Banks,  Trust  Companies  and  other
          Nominees.+

4.5 Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.+

4.6       Letter to Shareholders from the Company.+

4.7 Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.+

4.8 Instructions with Respect to the Offer to Purchase for Cash Any and All Outstanding Shares of AROC Inc.+

5.1 Opinion of Randall & Dewey, Inc. relating to the fair market value of AROC's assets dated April 16, 2001 (included as Appendix A to the Offer to Purchase, which is attached to this Schedule TO as Exhibit 4.1, and incorporated by reference).+

10.19 Severance Agreement and Mutual Release dated as of April 11, 2001 between John A. Keenan, AROC Inc., MPAC Energy, LLC and EnCap Investments LLC**

10.20 Severance Agreement and Mutual Release dated as of April 11, 2001 between Paul R. Fenemore, AROC Inc., MPAC Energy, LLC and EnCap Investments LLC**

10.21 Severance Agreement and Mutual Release dated as of April 11, 2001 between Francis M. Munchinski, AROC Inc., MPAC Energy, LLC and EnCap Investments LLC**

10.22 Severance Agreement and Mutual Release dated as of April 11, 2001 between Robert E. Shulte, AROC, Inc., MPAC Energy, LLC and EnCap Investments LLC**

23.1      Consent of Lee Keeling & Associates, Inc.**

99.1      Text of Press Release dated June 8, 2001.+

99.2      Text of Press Release dated June 26, 2001.+

99.3      Summary of Lee Keeling &  Associates,  Inc.  report,  as of January 1,
          2001.**


99.4      Text of Press Release dated July 5, 2001.+

99.5      Text of Press Release dated July 19, 2001.*


*  Filed herewith
** Incorporated by reference to the same exhibit no. filed with AROC's Form 10-Q for the quarterly period ended March 31, 2001.
+  Previously filed